Mail Stop 4561

October 18, 2007

Mr. Mark B. Lucky
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street
Suite 150
Herndon, VA 20170

> **Re: IceWEB, Inc.**
> **Form 10-KSB for the fiscal year ended September 30, 2006**
> **File No. 000-27865**

Dear Mr. Lucky:

We have reviewed your response letter dated September 27, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2006

Management's Discussion and Analysis or Plan of Operation

Overview, page 15

1.   We note your response to prior comment one and reissue the comment. A
        business is defined in Article 11 of Regulation S-X for the purpose of determining
        significance. Please provide us with your significance tests regarding your
        acquisition of True North Solutions Federal Systems Group required under Item
        301(c) of Regulation S-B or provide your full analysis supporting management's
        determination that True North Solutions Federal Systems Group did not constitute
        a business under the criteria established in Article 11.

2.   Please provide your detailed assessment in applying the definition criteria per
        paragraph 6 of EITF 98-3 supporting your conclusion that the acquisition of True
        North Solutions Federal Systems Group did not constitute a business for GAAP
        financial reporting purposes. Please refrain from reliance on FASB Statement
        exposure drafts related to pending accounting changes, as exposure drafts are not
        considered GAAP until adopted by the Financial Accounting Standards Board.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the
undersigned at 202.551.3629 if you have questions regarding the comments on the
financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief